Exhibit 4(d)(3)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

TERMINAL ILLNESS WAIVER RIDER

The annuity contract is changed by this Terminal Illness Waiver Rider (this “Rider”) to add the following new provisions:

Terminal Illness Waiver

Upon your Written Request, we will waive the Early Withdrawal Charges that may otherwise apply under the Contract to a withdrawal or surrender if at the time of such withdrawal or surrender all of the following conditions are met:

1)	an Insured has been diagnosed with a terminal illness by a Physician;

2)	as a result of the terminal illness, such Insured has a life expectancy of less than twelve (12) months from the date of diagnosis; and

3)	such illness is first diagnosed at least one (1) year after the Contract Effective Date.

An amount withdrawn under this waiver will reduce the amount otherwise available under the free withdrawal allowance under the Contract.

Definitions

Capitalized terms not defined in this Rider have the same meaning as such terms are defined in the Contract. The following additional definitions apply to this Rider.

Insured: An individual whose diagnosis is used to qualify for benefits under this Rider. Each Owner or joint owner of the annuity contract on the Contract Effective Date who is a natural person is an Insured. If on the Contract Effective Date you or a joint owner is a non-natural person, then each Annuitant on such date who is a natural person is an Insured. For this purpose, an individual acting as a trustee or plan sponsor is not treated as a natural person. No person other than a successor owner may become an Insured after the date that this Rider is issued. If the spouse of the person who is the Insured on the date that this Rider is issued becomes the successor owner of the Contract, then that spouse will become the Insured. The insured is the individual who is the Owner of the Contract, without regard to any joint owner. If the Owner or a joint owner is not a human being, then the insured is the individual who is the Annuitant under the Contract, without regard to any Joint Annuitant.

Early Withdrawal Charge: The early withdrawal charge that may apply to a withdrawal or surrender under the Contract. It does not include the reduction in the value of an Indexed Strategy on account of a decline in the Index. It does not include the impact of a vesting factor or other calculation applied to determine the increase in the value of an Indexed Strategy for a rise in the Index. It does not include a rider fee or charge.

Physician: A United States licensed medical doctor (M.D.) or a United States licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. The term “Physician” does not include an Owner or joint owner, an Insured, a Family Member of an Owner, joint owner, or Insured, or an employee, officer, director, owner, partner, member, or agent of a non-natural person Owner or joint owner.

Family Member: A spouse, parent, grandparent, child, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.

Written Notice of Claim

You must provide us with a written notice of a claim for a waiver under this Rider:

1)	within twenty (20) days of the date of diagnosis of the terminal illness or as soon thereafter as is reasonably possible; and

2)	before the date of the withdrawal or surrender with respect to which a waiver under this Rider is claimed.

Notice given by, or on behalf of the Insured, to us at our address or telephone number, or to any authorized agent of the Company, with information sufficient to identify the Insured, shall be deemed notice to us.

Claim Forms

Upon receipt of written notice of a claim for a waiver under this Rider, we will furnish to you a form or forms for filing a proof of occurrence. If we do not furnish such form or forms within fifteen (15) days of receipt of the written notice of claim, you will be deemed to have complied with the requirements as to proof of occurrence upon submitting, within the time period set out in the Written Proof of Occurrence provision below, written proof covering the character and the extent of the occurrence covered by this Rider.

Written Proof of Occurrence

You must provide us with written proof of occurrence of the conditions set out in the “Waiver” provision above. You must provide us with such written proof of occurrence:

1)	within ninety (90) days after the date of the diagnosis of the terminal illness; and

2)	before the date of the withdrawal or surrender with respect to which a waiver under this Rider is claimed.

Failure to furnish written proof of occurrence shall not invalidate or reduce the claim for a waiver under this Rider if it was not reasonably possible to give written proof of occurrence within ninety (90) days after the date of the diagnosis of the terminal illness, provided written proof of occurrence is furnished as soon as reasonably possible and, except in the absence of legal capacity, no later than one (1) year from the time such proof is otherwise required.

Physical Examination

At our own expense, we shall have the right and opportunity to have a Physician of our choosing examine the person of the Insured when and as often as we may reasonably require during the pendency of any claim for a waiver under this Rider.

Termination

This Rider will terminate and shall have no value when one of the following occurs:

1)	when no further Early Withdrawal Charges can ever apply under the Contract;

2)	you surrender or annuitize the Contract; or

3)	a death that would give rise to a death benefit under the Contract, unless a successor owner election is made that causes the spouse of an Insured to continue as or become the Insured.

Reinstatement

Neither your Contract nor this Rider provides for reinstatement of this Rider.

Entire Contract and Changes

Your Contract, this rider, any other riders or endorsements attached to it, and any papers attached to it by us, including the application if attached, constitute the entire annuity contract between you and us. No agent or producer has authority to change this annuity contract or to waive any of its provisions.

This Rider is a part of your Contract. It is not a separate contract. It changes your Contract only as and to the extent stated. In the case of conflict with other terms of the Contract, the terms of this Rider shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	JOHN P. GRUBER
EXECUTIVE VICE PRESIDENT	SECRETARY